Capitolis Liquid Global Markets LLC
Statement of Financial Condition
January 31, 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
26-00226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/03/2023 (MM/DD/YY) AND ENDING 01/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capitolis Liquid Global Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 W 42nd St, 15th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Baptiste	(212) 388-5201	lindseyb@capitolis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Lindsey Baptiste</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Capitolis Liquid Global Markets LLC</u>_____, as of <u>1/31</u>_____, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Daniel Grimaldo
_____
ID NUMBER
133993204
COMMISSION EXPIRES
September 30, 2026

Signature: *Lindsey Baptiste*
_____

Title:
Chief Financial Officer
_____

Notary Public   Electronically signed and notarized online using the Proof platform.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Capitolis Liquid Global Markets LLC

Table of Contents

CohnReznick
ADVISORY • ASSURANCE • TAX

Independent Auditor's Report

To the Managing Member
Capitolis Global Liquid Markets LLC

Opinion

We have audited the statement of financial condition of Capitolis Global Liquid Markets LLC as of January 31, 2024, and the related notes to the statement of financial condition.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capitolis Global Liquid Markets LLC as of January 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of Capitolis Liquid Global Markets LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Capitolis Liquid Global Markets LLCs' ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Capitolis Liquid Global Markets LLCs' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Capitolis Global Liquid Market LLCs' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audits.

CohnReznick LLP

Parsippany, New Jersey
March 29, 2024

Capitolis Liquid Global Markets LLC

Statement of Financial Condition

January 31, 2024

Assets		
Cash and cash equivalents	$	448,404,985
Investments in securities, at fair value (cost $4,439,459,432)		4,515,578,927
Dividends receivable		3,269,919
Securities borrowed under agreements to return		2,169,680
Interest receivable		569,068
Fees receivable		213,602
Total assets	$	4,970,206,181
Liabilities and Members' Equity		
Liabilities:		
Revolving loan facility from affiliated company	$	4,878,363,779
Derivative contracts, at fair value		13,233,662
Obligation to return borrowed securities		2,169,680
Interest payable		9,991,285
Intercompany payable		988,249
Accrued expenses		2,051,280
Total liabilities		4,906,797,935
Members' equity		63,408,246
Total liabilities and equity	$	4,970,206,181

See accompanying notes to the statement of financial condition

Capitolis Liquid Global Markets LLC

Notes to the Statement of Financial Condition

Organization

Capitolis Liquid Global Markets LLC (the "Company"), a Delaware limited liability company, is a conditionally registered security-based swap dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company was incorporated on December 14, 2022, and conditionally registered with the SEC to become a security-based swap dealer effective January 3, 2023, and commenced trading operations on December 5, 2023. The Company is owned by Capitolis MAPS LLC ("CMAPS"), a Delaware limited liability company, which is a wholly owned subsidiary of Capitolis Inc. (the "Parent"), a financial technology company founded in November 2016.

The Company enters into security-based swaps with counterparties, which mainly consist of large global banks that are also registered as security-based swap dealers with the SEC or swap dealers that are registered with the CFTC. The security-based swaps typically take the form of total return swaps ("TRS") referencing equity securities.   The Company also engages in certain hedging activities involving the purchase, sale or borrow of securities referenced in the TRS, with an intention to remain net market risk neutral.

As of January 31, 2024, the Company has received $66.1 million in capital contributions, $28 million from the Parent through its subsidiary CMAPS and an additional $38.1 million in equity capital from an affiliate, which is a wholly owned subsidiary of the Parent.

Significant Accounting Policies

Basis of Presentation
The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statement and related notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash due on demand, as well as interest bearing deposits with original maturities of three months or less. The Company generally maintains all of its available cash and cash equivalents on deposit with large financial institutions. At times these deposits may exceed federally insured limits. As of January 31, 2024, cash equivalents included $420,951,912 held in money market fund accounts.

Investment Transactions
Investment transactions are accounted for on a trade-date basis.

Capitolis Liquid Global Markets LLC

Notes to the Statement of Financial Condition

Significant Accounting Policies (continued)

Income Taxes

The Company is classified and treated as a partnership for U.S. federal income tax purposes. The partners of the Company report their share of the Company's income and loss on their income tax returns.

There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken, or expected to be taken, on the tax return for the fiscal year end January 31, 2024. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months. The Company is subject to income tax examinations by federal and state authorities since inception.

Investment in Securities

The Company holds equity securities that are traded on national securities exchanges and are valued at their last reported sales price. Investments in securities as of January 31, 2024 are summarized based on the primary industry in the following table:

Industry	Cost Basis	Unrealized Gain/Loss	Fair Value
Communication Services	$ 365,436,772	$ (1,366,312)	$ 364,070,460
Consumer Discretionary	701,598,406	12,335,986	713,934,392
Consumer Staples	363,404,093	14,737,137	378,141,230
Energy	90,081,321	5,433,279	95,514,600
Exchange Traded Fund	521,073,475	(1,535,975)	519,537,500
Financials	295,700,735	5,189,780	300,890,515
Health Care	415,382,729	(844,115)	414,538,614
Industrials	147,722,921	3,050,289	150,773,210
Information Technology	1,400,003,239	38,851,197	1,438,854,436
Materials	64,704,874	(49,544)	64,655,330
Real Estate	3,492,918	(304,918)	3,188,000
Utilities	70,857,949	622,691	71,480,640
	$ 4,439,459,432	$ 76,119,495	$ 4,515,578,927

In certain cases, the terms of the TRS agreement between the Company and its counterparties require that the Company post margin in a form other than equity securities. Accordingly, pursuant to a Master Securities Lending Agreement, the Company pledged equity securities with a fair market value of $4,183,121 as collateral in exchange for a loan of U.S. Treasury notes and subsequently pledged the US Treasury notes to the security-based swap counterparty to satisfy the margin requirement. In accordance with US GAAP, the US Treasury notes, with a fair market value of $2,169,680 have been reflected as an asset with the corresponding liability reflecting the Company's obligation to return the US Treasury notes in the accompanying Statement of Financial Condition as of January 31, 2024

Capitolis Liquid Global Markets LLC

Notes to the Statement of Financial Condition

Investments – Fair Value Measurement

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The following table summarizes the levels in the fair value hierarchy into which the Company's investments fall as of January 31, 2024.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 420,951,912	$ –	$ –	$ 420,951,912
Common stocks	4,372,062,927	–	–	4,372,062,927
American Depositary Receipts	143,516,000	–	–	143,516,000
U.S. Treasury notes	-	2,169,680	–	2,169,680
Total assets:	$ 4,936,530,839	$ 2,169,680	$ –	$ 4,938,700,519
Liabilities:				
Total return swaps	$ –	$ 13,233,662	$ –	$ 13,233,662
U.S. Treasury notes	–	2,169,680	–	2,169,680
Total liabilities:	$ –	$ 15,403,342	$ –	$ 15,403,342

Capitolis Liquid Global Markets LLC

Notes to the Statement of Financial Condition

Investments – Fair Value Measurement (continued)

For the fiscal year ended January 31, 2024, there are no financial instruments classified within Level 3 and no transfers between levels.

Securities
Securities, American depository receipts and money market funds with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities. U.S Treasury notes are non-exchange traded investments with a fair value based on the quoted market prices and are generally classified within level 2 of the fair value hierarchy.

Derivative Contracts
Derivative contracts can be privately negotiated over-the-counter ("OTC"). OTC derivatives, such as security-based swaps, with inputs that can generally be corroborated by market data are therefore classified within level 2.

The Company's derivative financial instruments primarily consist of TRS. These instruments are recorded at fair value based on available market data and classified within level 2 of the fair value hierarchy.

In the normal course of business, the Company uses derivative contracts in connection with its proprietary trading activities. Derivative contracts are subject to additional risks that can result in a loss of all or part of the investment. The Company's derivative activities and exposure to derivative contracts are classified with underlying risk of equity price. In addition to its primary underlying risk, the Company is also subject to additional counterparty risk due to inability of its counterparty to meet the terms of its contracts.

The Company enters into TRS which involves the exchange by the Company and a counterparty of their respective commitments to pay or receive a net amount based on the change in fair value of a particular security and the notional amount of the swap contract.

The following table represents the Company's equity swap notional amount as of January 31, 2024 which is an accurate representation of the volume of derivative activities.

Primary underlying risk	Long exposure Notional amounts[1]	Short exposure Notional amounts[1]
Equity risk		
Total return swaps	$ –	$ 4,515,578,827

[1] Notional amounts presented for TRS are based on the fair value of the underlying shares.

The following table identifies the fair value amounts of derivative contracts included in the Statement of Financial Condition at January 31, 2024. Balances are presented on a gross basis, before application of the effect of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to consider the effects of master netting arrangements

7

Investments – Fair Value Measurement (continued)

and the offsetting cash collateral receivables and payables, if any, with the Company's counterparties.

Type of contracts	Derivative assets	Derivative liabilities
Equity risk		
Total return swaps	$ 22,122,554	$ 35,356,216
Gross total	**22,122,554**	**35,356,216**
Less: Effect of netting provisions	**(22,122,554)**	**(22,122,554)**
Total	**$ –**	**$ 13,233,662**

The Company is required to disclose the impact of offsetting assets and liabilities represented in the Statement of Financial Condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of setoff is enforceable at law.

The following table presents both gross and net information about derivative contracts eligible for offset on the Statement of Financial Condition as of January 31, 2024 when a legally enforceable master netting agreement or similar agreement exists:

Description	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received/Paid	
Derivative Assets						
Total return swaps	$ 22,122,554	$ (22,122,554)	$ –	$ –	$ –	$ –
Total	$ 22,122.554	$ (22,122,554)	$ –	$ –	$ –	$ –
Derivative Liabilities						
Total return swaps	$ 35,356,216	$ (22,122,554)	$ 13,233,662	$ –	$ –	$ 13,233,662
Total	$ 35,356,216	$ (22,122,554)	$ 13,233,662	$ –	$ –	$ 13,233,662

Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements. Securities borrow transactions require the Company to deposit cash or other collateral with the lender, and in securities loan

Capitolis Liquid Global Markets LLC

Notes to the Statement of Financial Condition

Securities Borrowed and Securities Loaned (continued)

transactions, the Company receives collateral, in the form of cash or other collateral, in an amount generally in excess of the market value of securities loaned. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Accrued interest income and expense are recorded in interest and dividends receivable and interest and dividends payable, respectively, in accordance with US GAAP in the accompanying Statement of Financial Condition.

Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties, including the Parent, and certain other affiliates. As of January 31, 2024, the net balance in due to related parties represents the net payable of $4,889,343,313.

Balances with related parties included on the Statement of Financial Condition are as follows:

Liabilities	January 31, 2024
Revolving loan facility with affiliated companies	$ 4,878,363,779
Interest payable	9,991,285
Intercompany payable	988,249

The Company entered into various funding agreements (the "Loan Agreements") with its affiliate, Ionic Funding LLC ("Ionic"), a wholly-owned subsidiary of the Parent. The Funding Agreements provide the Company with the ability to request loans from Ionic from time to time.

As of January 31, 2024, the aggregate amount outstanding under the Loan Agreements was $4,878,363,779 with an effective rate of 5.557% and individual rates ranging from 5.485% to 5.5954%. The loans made pursuant to the Loan Agreements have various maturity dates from February 1, 2024, to March 28, 2024, and have a duration corresponding to that of the TRS transaction between the Company and the TRS counterparty.

Members' Equity

The Company has two classes of equity: General and Participating. As of January 31, 2024, the Company received combined capital contributions of (1) $28 million from the Parent directly or indirectly through an intermediate subsidiary, CMAPS, as the General Member and (2) $38.1 million

Members' Equity (continued)

from Ionic, as the Participating Member. General membership interest holders have general voting rights in the Company, while holders of Participating equity interests have no general voting rights but have participation rights in the Company. Neither class of members' equity is entitled to any cash or in-kind dividends or distributions from the Company.

Net Capital Requirements

The Company conditionally registered as a security-based swap dealer with the SEC with an effective date of January 3, 2023, and as such became subject to the SEC's standalone security-based swap regulatory requirements. As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20 million or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared security-based swaps under SEA Rule 18a-1. As of January 31, 2024, the Company's net capital was $63,352,243 million, which exceeded minimum requirements under SEA Rule 18a-1 by $43,352,243 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

Risks

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Credit risk represents the potential loss that would occur if counterparties were to fail to perform pursuant to the terms of their obligations. In addition to its investments, subject to the terms of the contracts between the Company, its affiliates and counterparties, the Company is subject to credit risk to the extent any counterparty with which it conducts business is unable to fulfill contractual obligations.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through March 29, 2024, the date the financial statements were issued and have determined that there were no other subsequent events requiring recognition or disclosure in the financial statements.

*****